UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2008

Commission File Number: 333-144993

Cell Kinetics Ltd.
(Name of Registrant)

2 Yodfat Street
Lod 71291, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

Cell Kinetics Ltd. (the “Company”) hereby announces that at the Annual and Extraordinary General Meeting of Shareholders held on October 7, 2008 (the “General Meeting”), all proposed resolutions set forth in the proxy statement with respect to the General Meeting, filed under Form 6-K on August 27, 2008 (the “Proxy Statement”), have been adopted, as follows:

1.           To elect Ms. Lauri A. Hanover and Mr. David Arie to the board of directors of the Company (the “Board”) to serve as External Directors of the Company (each an “External Director”), as such term is defined in the Israeli Companies Law-1999 (the “Companies Law”), for a period of three years.

2.           To re-elect Messrs. Jacob S. Weiss, Mitchell H. Freeman, Daniel A. Luchansky and to elect Ms. Jaclynn Fischman Shweky and Mr. Shmuel Peretz to the Board until the Company’s next annual general meeting of shareholders (the “Annual Shareholders’ Meeting”) and until their successors have been duly elected and qualified.

3.           To ratify and approve the compensation to be paid to the Company’s External Directors.

4.           To approve the compensation to be paid to the Company’s directors who are not Company employees or consultants, as described in the Proxy Statement.

5.           To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors for Company for the year ending December 31, 2008 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with the Companies Law.

6.           To ratify and approve the increase in the share capital of the Company such that following such increase the Company’s share capital shall be NIS 500,000 (five hundred thousand New Israeli Shekels), divided into 50,000,000 (fifty million) Ordinary Shares, nominal value NIS 0.01 each, and to amend the Company’s Articles of Association to reflect such increase of share capital.

7.           To amend Article 74.1 of the Company’s Articles of Association with respect to the period in which a posted notice or document shall be deemed served, as more fully described in the Proxy Statement.

In addition, during the General Meeting, the shareholders of the Company received and considered the audited financial statements of the Company for the fiscal year ended December 31, 2007.

A copy of the Company’s Articles of Association, as amended in accordance with Proposals 6 and 7 above, is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 7, 2008
Cell Kinetics Ltd.

	By:	/s/ Israel Fisher
Name: Israel Fisher
Title: Chief Financial Officer